UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Orbitz Worldwide, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

68557K 10 9

(CUSIP number)

PAR Capital Management, Inc.

Attention: Gina DiMento

One International Place

Suite 2041

Boston, MA 02110

(617) 556-8990

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 26, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Continued on following pages)

(Page 1 of 8 Pages)

SCHEDULE 13D
CUSIP No. 68557K 10 9	Page 2 of 8 Pages

1)	NAME OF REPORTING PERSON

PAR Investment Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	24,605,094
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	24,605,094
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,605,094

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.38%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 68557K 10 9	Page 3 of 8 Pages

1)	NAME OF REPORTING PERSON

PAR Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	24,605,094
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	24,605,094
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,605,094

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.38%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 68557K 10 9	Page 4 of 8 Pages

1)	NAME OF REPORTING PERSON

PAR Capital Management, Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	24,605,094
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	24,605,094
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,605,094

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.38%

14)	TYPE OF REPORTING PERSON
CO

Page 5 of 8 Pages

Item 1.

Security and Issuer.

The securities to which this statement relates are shares of Common Stock, par value $0.01 per share (the “Shares”), of Orbitz Worldwide, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 500 W. Madison Street, Suite 1000, Chicago, Illinois, 60661.

Item 2.

Identity and Background.

(a), (b) and (c)

This statement is being filed by the following persons:  PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group, L.P., a Delaware limited partnership (“PAR Group”) and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management”).  PAR Investment Partners, PAR Group and PAR Capital Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of PAR Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is One International Place, Suite 2401, Boston, MA 02110.

The sole general partner of PAR Investment Partners is PAR Group. The principal business of PAR Group is to act as the general partner of PAR Investment Partners and its address is One International Place, Suite 2401, Boston, MA 02110.

The sole general partner of PAR Group, is PAR Capital Management. The principal business of PAR Capital Management is to act as the general partner of PAR Group and its address is One International Place, Suite 2401, Boston, MA 02110.

Paul A. Reeder, III is the President and sole director of PAR Capital Management and each of Frederick S. Downs, Jr., Arthur G. Epker, III and Edward L. Shapiro is a Vice President of PAR Capital Management. The business address of each of Mr. Reeder, Mr. Downs, Mr. Epker, and Mr. Shapiro is One International Place, Suite 2401, Boston, MA 02110.

The Shares to which this Schedule 13D relates are owned by PAR Investment Partners.

(d) and (e)

During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f)

Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 8,141,402 Shares purchased by PAR Investment Partners was $45,103,367.08.

Item 4.

Purpose of Transaction.

On November 4, 2009, the Issuer consummated the transaction, contemplated by a plan of reorganization, with PAR Investment Partners whom agreed to exchange $49.68 million aggregate principal amount of term loans of the Issuer (the “Debt) at a price of 91% in exchange for the purchase of an aggregate of $45,208,798.82 million of Shares at a purchase price of $5.54 per share (the “Equity Investment”) pursuant to an Exchange Agreement, dated November 4, 2009, by and among the Issuer and PAR Investment Partners (the “Exchange Agreement”).

Subsequently, the Issuer paid down that certain term loan thereby amending the terms of the exchange. On January 14, 2010, the Issuer and PAR Investment Partners executed Amendment No. 1 to the Exchange Agreement which decreased the aggregate principal amount of the exchange to $49,564,139.74 and thereby amended the shares of common stock to be purchased by PAR Investment Partners to 8,141,402. The aggregate purchase price for the shares was also amended to $45,103,367.08. The exchange received shareholder approval and closed on January 26, 2010.

In connection with the consummation of the Equity Investment, on November 4, 2009, PAR Investment Partners entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) with the Issuer and certain other investors. The Shareholders’ Agreement provides that, subject to certain exceptions, PAR Investment Partners may designate an individual to be appointed to the board of directors of the Issuer. The Shareholders’ Agreement shall terminate on the earliest of: (i) the third anniversary of the date of the agreement, the first day after the Issuer no longer qualifies for the exemption provided by Section 303A of the NYSE Listed Company Manual relating to controlled companies, or (iii) the first date on which PAR Investment Partners no longer beneficially owns 20% or more of the outstanding shares of the Issuers common stock.

PAR Investment Partners acquired the Shares as an investment in its ordinary course of business. In connection with the foregoing, and as may be appropriate from time to time, PAR Investment Partners will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be

Page 6 of 8 Pages

delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.  Except as described in the first three paragraphs of this Item 4 of Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of its Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.  Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5.

Interest in Securities of the Issuer.

(a) and (b)

As of January 26, 2010, PAR Investment Partners beneficially owned 24,605,094 Shares, representing approximately 24.38% of the shares of the Issuer’s Common Stock outstanding as reported in publicly available information.

As of January 26, 2010, PAR Group, through its control of PAR Investment Partners as general partner, had sole voting and dispositive power with respect to all 24,605,094 Shares owned beneficially by PAR Investment Partners, representing approximately 24.38% of the shares of the Issuer’s Common Stock outstanding as reported in publicly available information.

As of January 26, 2010, PAR Capital Management, through its control of PAR Group as general partner, had sole voting and dispositive power with respect to all 24,605,094 Shares owned beneficially by PAR Investment Partners, representing approximately 24.38% of the shares of the Issuer’s Common Stock outstanding as reported in publicly available information.

(c)

Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Shareholders Agreement and the information set forth in Item 4 (which is incorporated herein by reference) or as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.

Material to be Filed as Exhibits.

(a)

Joint Filing Agreement among the Reporting Persons dated February 5, 2010 is filed as Exhibit 99.1 hereto.

(b)

Exchange Agreement, dated as of November 4, 2009, between the Issuer and PAR Investment Partners is filed as Exhibit 99.2 hereto and is incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K dated November 11, 2009 and filed with the Securities and Exchange Commission on November 11, 2009 (File No. 001-33599).

(c)

Shareholders’ Agreement, dated as of November 4, 2009, between the Issuer and PAR Investment Partners is filed as Exhibit 99.3 and is incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K dated November 11, 2009 and filed with the Securities and Exchange Commission on November 11, 2009 (File No. 001-33599).

(d)

Amendment No. 1 to the Exchange Agreement, dated as of January 14, 2010, between the Issuer and PAR Investment Partners is filed as Exhibit 99.4 hereto.

Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: February 5, 2010

PAR INVESTMENT PARTNERS

By: PAR Group, L.P., its General Partner

By PAR Capital Management, Inc., its General Partner

By:

/s/ Gina DiMento

Name: Gina DiMento

Title: General Counsel

PAR GROUP, L.P.

By PAR Capital Management, Inc., its General Partner

By:

/s/ Gina DiMento

Name: Gina DiMento

Title: General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:

/s/ Gina DiMento

Name: Gina DiMento

Title: General Counsel

Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint Filing Agreement among the Reporting Persons dated February 5, 2010 is filed as Exhibit 99.1 hereto.

99.2

Exchange Agreement, dated as of November 4, 2009, between the Issuer and PAR Investment Partners is filed as Exhibit 99.2 hereto and is incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K dated November 11, 2009 and filed with the Securities and Exchange Commission on November 11, 2009 (File No. 001-33599).

99.3

Shareholders’ Agreement, dated as of November 4, 2009, between the Issuer and PAR Investment Partners is filed as Exhibit 99.3 and is incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K dated November 11, 2009 and filed with the Securities and Exchange Commission on November 11, 2009 (File No. 001-33599).

99.4	Amendment No. 1 to the Exchange Agreement, dated as of January 14, 2010, between the Issuer and PAR Investment Partners is filed as Exhibit 99.4 hereto.